AB 3/28

UNIT
SECURITIES AND E
Washing

AG 3/7

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47753

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American General Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 Allen Parkway
(No. and Street)

Houston (City) TX (State) 77019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John J. Reiner (713) 831-3991
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1201 Louisiana, Suite 2900 (Address) Houston (City) TX (State) 77002 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

Chd 3/15

OATH OR AFFIRMATION

I, John J. Reiner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American General Distributors, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANE M. CHATTOM
Notary Public, State of Texas
My Commission Expires 12-14-2014

Signature

Chief Financial Officer & Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

Report of Independent Auditors

To Board of Directors and Stockholder of
American General Distributors, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of American General Distributors, Inc. (the "Company") at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applies in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in related to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2012

PricewaterhouseCoopers LLP, 1201 Louisiana, Suite 2900, Houston, TX 77002-5678
T: (713) 356 4000, F: (713) 356 4717, www.pwc.com/us

American General Distributors, Inc.
Statement of Financial Condition
December 31, 2011

Assets	
Cash and cash equivalents	$ 1,907,379
Funds deposited with clearing organizations, restricted	10,000
Prepaid insurance	3,189
Total assets	$ 1,920,568
Liabilities and Stockholder's Equity	
Liabilities	
Accrued liabilities	$ 10,800
State income tax payable to affiliate	3,982
Federal income tax payable to affiliate	1,170
Total liabilities	15,952
Commitments and Contingencies (Note 5)	
Stockholder's equity	
Common stock ($.001 par value;10,000 shares authorized; 100 shares issued and outstanding) and paid-in capital	1,722,285
Retained earnings	182,331
Total stockholder's equity	1,904,616
Total liabilities and stockholder's equity	$ 1,920,568

The accompanying notes are an integral part of these financial statements.

American General Distributors, Inc.
Statement of Operations
Year Ended December 31, 2011

Revenues	
Interest income	$ 186
Reimbursement of expense from affiliates	110,761
Total revenues	110,947
Expenses	
Licenses and fees	50,843
Professional fees	42,000
Insurance	9,891
Total expenses	102,734
Income before taxes	8,213
Provision for taxes	6,502
Net income	$ 1,711

The accompanying notes are an integral part of these financial statements.

American General Distributors, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2011

	Common Stock and Paid-In Capital	Retained Earnings	Total
Balances at January 1, 2011	$ 1,722,285	$ 180,620	$ 1,902,905
Net income	-	1,711	1,711
Balances at December 31, 2011	$ 1,722,285	$ 182,331	$ 1,904,616

The accompanying notes are an integral part of these financial statements.

American General Distributors, Inc.
Statement of Cash Flows
Year Ended December 31, 2011

Operating Activities		
Net income	$	1,711
Reconciling adjustments to net cash provided by operating activities:		
Changes in operating assets and liabilities		
Prepaid insurance		(1)
Accrued liabilities		(100)
State taxes payable to affiliate		226
Federal income tax payable to affiliate		(1,650)
Net cash provided by operating activities		186
Net increase in cash and cash equivalents		186
Cash and cash equivalents		
Beginning of year		1,907,193
End of year	$	1,907,379
Supplemental Disclosures		
Taxes paid to affiliate	$	3,282

The accompanying notes are an integral part of these financial statements.

1. Significant Accounting Policies

Organization and Nature of Operations
American General Distributors, Inc. (the "Company" or "AGD"), a Delaware corporation, is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company distributes variable annuity contracts issued by Western National Life Insurance Company ("WNL") and The Variable Annuity Life Insurance Company ("VALIC") under exclusive marketing agreements. The Company conducts business as an underwriter/distributor with regard to variable annuity products and does not hold customer funds or securities. Accordingly, the Company is exempt from SEC Customer Protection Rule 15c3-3, subparagraph (k)(1) as described in Supplemental Schedule II.

The Company is a direct, wholly owned subsidiary of WNL, an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG").

Income Taxes
The Company is included in the consolidated federal income tax return filed by the Parent. The Company files its own state and local tax returns. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax provision or benefit calculated is either remitted to or received from the Parent. The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. At December 31, 2011, such an amount payable to an affiliate was $1,170.

Cash and Cash Equivalents
The Company has cash deposited in financial institutions that at times exceeds the federally insured amount of $250,000. Management believes that the risk of loss is minimal.

Cash equivalents of $1,832,611 at December 31, 2011, consists of a money market fund with Fidelity Investments. The Company considers this investment a cash equivalent due to its having an original maturity of three months or less.

Use of Estimates
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Management has determined that the fair value of the Company's financial instruments is equivalent to the carrying amount of such financial instruments as presented or disclosed in the financial statements.

2. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.The Company is required to maintain minimum net capital equal to the greater of $25,000 or $6^2/_3$% of its aggregate indebtedness.

At December 31, 2011, the Company had net capital of $1,834,775, which was in excess of its required net capital of $25,000. The ratio of aggregate indebtedness to net capital is 0.010 to 1. See Schedule I.

3. Transactions With Affiliates

The Company's activities are reliant upon both VALIC and WNL and the Company receives financial and administrative support from them. Therefore, the financial condition and results of operations would not be indicative of those which would have resulted if the Company had been operated as an independent entity.

The Company is a party to an operating expense agreement with WNL and VALIC, whereby WNL and VALIC reimburse the Company equally for all operating and distribution expenses incurred. Expenses incurred by the Company under the agreement and reimbursed are included in reimbursement of expense from affiliates in the Statement of Operations.

Balances with affiliates are cleared no less than quarterly.

4. Subordinated Liabilities

The Company had no subordinated liabilities at any time during the year ended December 31, 2011. Therefore, the Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been presented for the year ended December 31, 2011.

5. Commitments and Contingencies

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

The Company is subject to certain legal proceedings, claim and disputes that arise in the ordinary course of business. Although the Company cannot predict the outcome of these legal proceedings, the Company's management does not believe these actions will have a material adverse effect on the Company's financial position, results of operations or liquidity.

6. Income Taxes

The current income tax expense included in the Statement of Operations as determined in accordance with ASC 740 is $6,502. Income tax expense differs from the amount that would result from applying the federal statutory tax rate to pre-tax earnings primarily due to state income taxes net of federal effect.

The Company does not have any deferred taxes or unrecognized tax benefits.

The Company recognizes and measures its unrecognized tax benefits in accordance with authoritative guidance. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of

unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

American General Distributors, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2011

Schedule I

Net capital	
Total stockholder's equity	$ 1,904,616
Deductions and/or charges	
Nonallowable assets:	
Funds deposited with clearing organizations	10,000
Prepaid insurance	3,189
Net capital before haircuts on securities positions	1,891,427
Haircuts on securities:	
Money market fund	36,652
Fidelity bond	20,000
	56,652
Net capital	$ 1,834,775
Aggregate indebtedness	$ 15,952
Computation of basic net capital requirement	
Minimum net capital requirement (greater of 6-2/3 % of aggregate indebtedness or $25,000)	$ 25,000
Excess net capital	$ 1,809,775
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 1,804,775
Ratio: aggregate indebtedness to net capital	0.010 to 1

There were no material differences between the Computation of Net Capital Under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-17a-5 Part II A filing as of December 31, 2011.

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) thereof.

American General Distributors, Inc.
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011 — Schedule III

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) thereof.

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Board of Directors and Stockholder of
American General Distributors, Inc.

In planning and performing our audit of the financial statements of American General Distributors, Inc. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2012

pwc

American General Distributors, Inc.

Financial Statements and Supplemental Schedules
December 31, 2011

American General Distributors, Inc.
Index
December 31, 2011

Auditing firm name: PricewaterhouseCoopers LLP

PCAOB Registration Number: 0238

Partner's Name: Denise Essenberg

Partner's Phone Number: 713-356-6440

pwc

Report of Independent Accountants

To the Board of Directors and Stockholder of
VALIC Financial Advisors, Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of VALIC Financial Advisors, Inc. ("VFA" or the "Company") for the year ended December 31, 2011, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2011. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows
    a. We obtained a wire transfer request dated July 20, 2011 in the amount of $78,018.00 with reference number #8-050018 to SIPC for the general assessment payment for the first half of the fiscal year ending December 31, 2011 and compared the payment to the VALIC Bank Transaction Report dated July 21, 2011 noting no differences.
    b. We obtained a wire transfer request dated January 17, 2012 in the amount of $76,753.00 with reference number #8-050018 to SIPC for the general assessment payment for the second half of fiscal year ending December 31, 2011 and compared the payment to the VALIC Bank Transaction Report dated January 18, 2012 noting no differences.
2. Compared the Total Revenue amount reported on the Statement of Operations of the audited Form X-17A-5 for the year ended December 31, 2011 to the Total revenue amount reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2011 noting a difference of $485.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared deductions from Form SIPC-7, page 2, item 2c, lines 1 and 6, deductible revenues and commissions, to the Securities Investor Protection Corp. 2nd Half of 2011 Assessment worksheet noting no differences.
    b. Compared deductible revenues from the Securities Investor Protection Corp. 2nd Half of 2011 Assessment worksheet to the quarterly Statement of Operations - Focus IIA Information report noting no differences.
    c. Compared individual revenue amounts shown on the Statement of Operations - Focus IIA Information report to the SAP trial balance as of December 31, 2011 noting no differences.
    d. Compared revenue subtotals shown on the Statement of Operations - Focus IIA Information report to the quarterly Focus Reports for the year ended December 31, 2011, lines 1c, 5, 7, and 8 on the Statement of Income (Loss). Compared total revenue

shown on the Statement of Operations - Focus IIA Information report to the quarterly Focus Reports referenced above, line 9 on the Statement of Income (Loss) noting no differences

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d to the amount of $61,908,257 and the General Assessment @ .0025 on page 2, line 2e of the Form SIPC-7 to the amount $154,771 noting no differences.
   b. Recalculated the mathematical accuracy of gross revenue and total deductible revenue calculated on the Securities Investor Protection Corp. 2nd Half of 2011 Assessment worksheet noting no differences.
   c. Recalculated the mathematical accuracy of the annual Statement of Operations - Focus IIA Information reports noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2012